                                         Registration Statement No.
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

          THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
          -----------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183
                 ----------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111
                                                          --------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable following the effectiveness of the
                                               Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A      immediately upon filing pursuant to paragraph (b) of Rule 485.
---
N/A      on ___________ pursuant to paragraph (b) of Rule 485.
---
N/A      60 days after filing pursuant to paragraph (a)(1) of Rule 485.
---
N/A      on ___________ pursuant to paragraph (a)(1) of Rule 485.
---

If appropriate, check the following box:
         this post-effective amendment designates a new effective date for a ------- previously filed post-effective amendment.

PURSUANT TO RULE 24f-2 OF THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY DECLARES THAT AN INDEFINITE AMOUNT OF VARIABLE ANNUITY CONTRACT UNITS IS BEING REGISTERED UNDER THE SECURITIES ACT OF 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

          THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                    Form N-4

Item
No.                                                         Caption in Prospectus
---                                                         ---------------------
1. Cover Page                                               Prospectus
2. Definitions                                              Index of Special Terms
3. Synopsis                                                 Prospectus Summary
4. Condensed Financial Information                          Not Applicable
5. General Description of Registrant,                       The Insurance Company; The Separate
    Depositor, and Portfolio Companies                           Account and the Funding Options
6. Deductions                                               Charges and Deductions; Distribution of
                                                                 Variable Annuity Contracts
7. General Description of Variable                          The Annuity Contract
   Annuity Contracts
8. Annuity Period                                           The Annuity Period
9. Death Benefit                                            Death Benefit
10. Purchases and Contract Value                            The Contract; Distribution of Variable Annuity
                                                                 Contract
11. Redemptions                                             Surrenders and Redemptions
12. Taxes                                                   Federal Tax Considerations
13. Legal Proceedings                                       Legal Proceedings and Opinions
14. Table of Contents of Statement                          Appendix C - Contents of the Statement
   of Additional Information                                     of Additional Information



                                                            Caption in Statement of Additional
                                                            Information
                                                            ----------------------------------
15.Cover Page                                               Cover Page
16.Table of Contents                                        Table of Contents
17.General Information and History                          The Insurance Company
18.Services                                                 Principal Underwriter; Distribution and
                                                                 Management Agreement
19.Purchase of Securities Being Offered                     Valuation of Assets
20.Underwriters                                             Principal Underwriter
21.Calculation of Performance Data                          Performance Information
22.Annuity Payments                                         Not Applicable
23.Financial Statements                                     Financial Statements

                                     PART A

                      Information Required in a Prospectus

                              PFS VARIABLE ANNUITY
                                CONTRACT PROFILE

                                         , 1997



THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH IS ATTACHED TO THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY. THE TERMS "WE," "US," "OUR" AND THE "COMPANY" REFER TO TRAVELERS LIFE AND ANNUITY COMPANY. "YOU" AND "YOUR" REFER TO THE CONTRACT OWNER.

1. THE VARIABLE ANNUITY CONTRACT. The Contract offered by Travelers Life and Annuity Company is a variable annuity that is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. Under a qualified Contract, you can make one or more payments, as you choose, on a tax-deferred basis. Under a nonqualified Contract, you can make one or more payments with after-tax dollars. You direct your payment(s) to one or more of the variable funding options listed in Section 4, and/or to the Fixed Account. We guarantee money directed to the Fixed Account as to principal and interest. The initial interest rate is guaranteed for a one-year period. After that, interest is guaranteed each calendar quarter by the Company. The variable funding options are designed to produce a higher rate of return than the Fixed Account; however, this is not guaranteed. You may also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, under a qualified contract, your tax-deferred contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). You may chose to receive annuity payments from the Fixed Account or the variable funding options. If you want to receive scheduled payments from your annuity, you can choose one of the following annuity options: Option 1 -- payments for your life (life annuity) -- assuming that you are the annuitant; Option 2 -- payments for your life with an added guarantee that payments will continue to your beneficiary for a certain number of months (120, 180 or 240, as you select), if you should die during that period; Option 3 -- Joint and Last Survivor Annuity, in which payments are made for your life and the life of another person (usually your spouse); Option 4 -- Joint Survivor Life Annuity -- the annuity is reduced on death of Primary Payee. There are also two Income Options: Fixed Amount -- the cash surrender value of your Contract will be paid to you in equal payments; or Fixed Period -- the cash surrender value will be used to make payments for a fixed time period. If you should die before the end of the Fixed Period, the remaining amount will go to your beneficiary.

Once you make an election of an annuity option and begin to receive payments, it cannot be changed. During the income phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the variable funding options, the dollar amount of your payments may increase or decrease.


3. PURCHASE. You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $100 at any time during the accumulation phase.


WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); and (3) rollovers from other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended.

4. INVESTMENT OPTIONS. You can direct your money into the Fixed Account or any or all of the following variable funding options. They are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options:


Smith Barney Money Market Portfolio
Smith Barney International Equity Portfolio
Smith Barney Income & Growth Portfolio
Smith Barney High Income Portfolio
Smith Barney Appreciation Portfolio
MFS Research Portfolio
MFS Total Return Portfolio
MFS OTC Portfolio
Smith Barney Concert Select High Growth   Portfolio
Smith Barney Concert Select Growth Portfolio
Smith Barney Concert Select Balanced Portfolio
Smith Barney Concert Select Conservative   Portfolio
Smith Barney Concert Select Income Portfolio


5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each. The Company deducts an annual administrative charge of $30. The annual insurance charge is 1.25% of the amounts you direct to the funding options; and a related sub-account administrative charge of .15% annually is charged.

Each funding option has charges for management and other expenses. The charges
range from     % to     % annually, of the average daily net asset balance of
the funding option, depending on the funding option.

If you withdraw money, the Company may deduct a withdrawal charge (0% to 8%) of the purchase payments from the Contract. If you withdraw all amounts under the contract, or if you begin receiving annuity payments, the Company may be required by your state to deduct a premium tax of 0%-5%.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charge" includes the mortality and expense risk charge and the administrative charges. The column "Total Annual Charges" reflects the
$30 annual contract charge (which is represented as     % below), the mortality
and expense risk charge, the sub-account charge and the investment charges for each portfolio. The columns under the heading "Examples" show how much you would pay under the Contract for a one-year period and for a 10-year period. As required by the SEC, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of year 1 and at the end of year 10. For year 1, the Total Annual Insurance Charges are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual charges assessed during that time, but no withdrawal charge is shown. For these examples, the premium tax is assumed to be 0%. Please refer to the Fee Table contained in the prospectus for more details.


                                                                                                      EXAMPLES:
                                                                                                     TOTAL ANNUAL
                                                                 TOTAL ANNUAL                          EXPENSES
                                             TOTAL ANNUAL       FUNDING OPTION    TOTAL ANNUAL        AT END OF:
             PORTFOLIO NAME                INSURANCE CHARGES       EXPENSES         CHARGES       1 YEAR    10 YEARS
------------------------------------------------------------------------------------------------------------------

Smith Barney Money Market...............
Smith Barney International Equity.......
Smith Barney Income & Growth............
Smith Barney High Income................
Smith Barney Appreciation...............
MFS Research............................
MFS Total Return........................
MFS OTC.................................
Smith Barney Concert Select High
  Growth................................
Smith Barney Concert Select Growth......
Smith Barney Concert Select Balanced....
Smith Barney Concert Select
  Conservative..........................
Smith Barney Concert Select Income......


6. TAXES. The payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the contract are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

7. ACCESS TO YOUR MONEY. You can take withdrawals any time during the accumulation phase. A withdrawal charge may apply. The amount of the charge depends on a number of factors, including the length of time since the purchase payment was made (8% if withdrawn within one year, gradually decreasing to 0% for payments held by the Company for 9 years or more). After the first contract year, you may withdraw up to 10% of the contract value (as of the end of the prior year end) without a withdrawal charge. Of course, you may also have to pay income taxes and a tax penalty on taxable amounts you withdraw.


8. DEATH BENEFIT. Assuming you are the Annuitant, if you die before you move to the income phase, the person you have chosen as your beneficiary will receive a death benefit. The death benefit paid depends on your age at the time of your death. The death benefit value is calculated at the close of the business day on which the Company's Home Office receives due proof of death. If you die after you reach age 85, the death benefit equals the cash value less any applicable premium tax. Please refer to the Contract prospectus for a description of the death benefit applicable if you die before you reach age 85.


NOTE: In all cases, death benefit amounts will be reduced by premium taxes owed, partial withdrawals not previously deducted, and any outstanding loans, (if applicable). Certain states may have varying age requirements. The death benefit applies upon the first death of the owner, joint owner or annuitant. Please refer to the Contract prospectus for more details.

9. OTHER INFORMATION

RIGHT TO RETURN. If you cancel the Contract within twenty days after you receive it, you will receive a full refund of the Contract Value (including charges). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk during the right to return period; therefore, the Contract Value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your full purchase payment will be refunded; during the remainder of the right to return period, the Contract Value (including charges) will be refunded. The Contract Value will be determined at the close of business on the day we receive a written request for a refund.


TRANSFER BETWEEN FUNDING OPTIONS. You can transfer between the funding options as frequently as you wish without any current tax implications. Currently there is no limit to the number of transfers allowed. The Company may charge a fee for any transfer requests which exceed twelve per year, or may limit the number of transfers allowed. The Company, at the minimum, would always allow one transfer every six months.



ADDITIONAL FEATURES. This Contract has other features you may be interested in. These include:


DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course any applicable income and penalty taxes will apply on amounts withdrawn.

AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your contract to match your original (or your latest) funding option allocation request.

10. INQUIRIES. If you need more information, please contact us at (800) 842-8573 or:

    Travelers Life and Annuity Company
    Annuity Services
    One Tower Square
    Hartford, CT 06183

                             PFS VARIABLE ANNUITY:

                      THE TRAVELERS SEPARATE ACCOUNT PF II

                             FOR VARIABLE ANNUITIES


This prospectus describes PFS VARIABLE ANNUITY, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). PFS Variable Annuity may be issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."

You can choose to have your purchase payments accumulate on a fixed basis (i.e., a Fixed Account funded through the Company's general account) and/or a variable basis (i.e., one or more of the sub-accounts ("funding options") of the Travelers Separate Account PF II ("Separate Account PF II"). Your contract value will vary daily to reflect the investment experience of the funding options you select. The funding options currently available are:


Smith Barney Money Market Portfolio
Smith Barney International Equity Portfolio
Smith Barney Income & Growth Portfolio
Smith Barney High Income Portfolio
Smith Barney Appreciation Portfolio
MFS Research Portfolio
MFS Total Return Portfolio
MFS OTC Portfolio
Smith Barney Concert Select High Growth Portfolio
Smith Barney Concert Select Growth Portfolio
Smith Barney Concert Select Balanced Portfolio
Smith Barney Concert Select Conservative Portfolio
Smith Barney Concert Select Income Portfolio


The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Separate Account PF II by requesting a copy of the Statement of Additional Information ("SAI") dated July 31, 1997. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, or call (800) 842-8573. The Table of Contents of the SAI appears in Appendix C of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                         PROSPECTUS DATED        , 1997

                               TABLE OF CONTENTS


INDEX OF SPECIAL TERMS.................     2
FEE TABLE..............................     3
THE ANNUITY CONTRACT...................     4
Purchase Payments......................     5
Accumulation Units.....................     5
The Funding Options....................     5
Substitutions and Additions............     6
CHARGES AND DEDUCTIONS.................     6
Withdrawal Charge......................     6
Free Withdrawal Allowance..............     7
Administrative Charges.................     7
Mortality and Expense Risk Charge......     7
Reduction or Elimination of Contract
  Charges..............................     7
Funding Option Expenses................     8
Premium Tax............................     8
Changes in Taxes Based Upon Premium or
  Value................................     8
OWNERSHIP PROVISIONS...................     8
Types of Ownership.....................     8
Beneficiary............................     8
Annuitant..............................     9
TRANSFERS..............................     9
Dollar Cost Averaging..................    10
ACCESS TO YOUR MONEY...................    10
Systematic Withdrawals.................    10
DEATH BENEFIT..........................    11
Death Proceeds Before the Maturity Date .  11
Death Proceeds After the Maturity Date .   12
THE ANNUITY PERIOD.....................    12
Maturity Date..........................    12
Allocation of Annuity..................    13
Variable Annuity.......................    13
Fixed Annuity..........................    13
PAYMENT OPTIONS........................    14
Election of Options....................    14
Annuity Options........................    14
MISCELLANEOUS CONTRACT PROVISIONS......    15
Right to Return........................    15
Termination............................    16
Required Reports.......................    16
Suspension of Payments.................    16
Transfers of Contract Values to Other
  Annuities............................    16
THE SEPARATE ACCOUNT...................    16
Mixed and Shared Funding...............    16
Performance Information................    17
FEDERAL TAX CONSIDERATIONS.............    17
General Taxation of Annuities..........    17
Nonqualified Annuity Contracts.........    17
Qualified Annuity Contracts............    17
Penalty Tax for Premature
  Distributions........................    18
Diversification Requirements for
  Variable Annuities...................    18
Ownership of the Investments...........    18
Mandatory Distributions for Qualified
  Plans................................    19
OTHER INFORMATION......................    20
The Insurance Company..................    20
Distribution of Variable Annuity
  Contracts............................    20
Conformity with State and Federal
  Laws.................................    20
Voting Rights..........................    20
Legal Proceedings And Opinions.........    20
APPENDIX A: The Fixed Account..........    21
APPENDIX B: Waiver of Withdrawal Charge
  for Nursing Home Confinement.........    22
APPENDIX C: Table of Contents of the
  Statement of Additional
  Information..........................    23


                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit......................     5
Annuitant..............................     8
Annuity Payments.......................    12
Annuity Unit...........................    13
Cash Surrender Value...................     9
Contract Date..........................     4
Contract Owner (You, Your).............     4
Contract Value.........................     4
Contract Year..........................     4
Funding Option(s)......................     5
Maturity Date..........................     4
Purchase Payment.......................     4
Written Request........................     4
APPENDIX A: Fixed Account..............    21

                             SEPARATE ACCOUNT PF II

                                   FEE TABLE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

     WITHDRAWAL CHARGE (as a percentage of purchase payments withdrawn):


              LENGTH OF TIME
              FROM PURCHASE
                 PAYMENT
            (NUMBER OF YEARS)                CHARGE
                    1                          8%
                    2                          7%
                    3                          6%
                    4                          5%
                    5                          4%
                    6                          3%
                    7                          2%
                    8                          1%
                9 and over                     0%
ANNUAL CONTRACT ADMINISTRATIVE CHARGE             $30
ANNUAL SEPARATE ACCOUNT CHARGES:
  (as a percentage of the average daily net assets of the Separate Account)
      Mortality and Expense Risk Charge.............................................    1.25%
      Administrative Expense Charge.................................................     .15%
                                                                                       ------
          Total Separate Account Charges............................................    1.40%
FUNDING OPTION EXPENSES:
  (as a percentage of average daily net assets of the Funding Option)



                                                            MANAGEMENT            OTHER          TOTAL ANNUAL
                                                               FEE              EXPENSES           FUNDING
                                                         (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                       ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
--------------------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio
Smith Barney International Equity Portfolio
Smith Barney Income & Growth Portfolio
Smith Barney High Income Portfolio
Smith Barney Appreciation Portfolio
MFS Research Portfolio
MFS Total Return Portfolio
MFS OTC Portfolio
Smith Barney Concert Select High Growth Portfolio
Smith Barney Concert Select Growth Portfolio
Smith Barney Concert Select Balanced Portfolio
Smith Barney Concert Select Conservative Portfolio
Smith Barney Concert Select Income Portfolio


NOTES:

The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered or withdrawn at the end of the period shown, or
     (b) if annuitized, or if no withdrawals are made at the end of the period shown.



--------------------------------------------------------------------------------------------------------------
                          PORTFOLIO NAME                              1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------------
Smith Barney Money Market..........................................
Smith Barney International Equity..................................
Smith Barney Income & Growth.......................................
Smith Barney High Income...........................................
Smith Barney Appreciation..........................................
MFS Research.......................................................
MFS Total Return...................................................
MFS OTC............................................................
Smith Barney Concert Select High Growth............................
Smith Barney Concert Select Growth.................................
Smith Barney Concert Select Balanced...............................
Smith Barney Concert Select Conservative...........................
Smith Barney Concert Select Income.................................


* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
PFS Variable Annuity is a contract between you, the contract owner, and Travelers Life and Annuity Company (called "us" or the "Company"). Under this contract, you make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding option(s) of your choice. The contract owner assumes the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Death Benefit provisions described in this prospectus. The date the contract and its benefits became effective is referred to as the contract date. Each anniversary of this contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

PURCHASE PAYMENTS


The initial purchase payment must be at least $5,000. Additional payments of at least $100 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase Payments over $1,000,000 may be made with our prior consent.


We will apply the initial purchase payment within two business days after we receive it at our Home Office in good order. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your Contract is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following funding options to have your purchase payments allocated to. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your Primerica Financial Services representative or by calling 1-800-842-8573.

The current funding options are listed below, along with their investment advisers and any subadviser:



         FUNDING OPTION                  INVESTMENT OBJECTIVE              INVESTMENT ADVISER/SUB-ADVISER
--------------------------------------------------------------------------------------------------------------
Smith Barney Money Market           maximum current income and               Smith Barney Mutual Funds
                                      preservation of capital                Management Inc. ("SBMFM")
Smith Barney International Equity   total return on assets from                        SBMFM
                                      growth of capital and income
Smith Barney Income & Growth        current income and long term                       SBMFM
                                      growth of income and capital
Smith Barney High Income            high current income                                SBMFM
Smith Barney Appreciation           long term appreciation of                          SBMFM
                                      capital
MFS Research                        long term growth of capital and    Travelers Investment Advisers ("TIA")
                                      current income                     /Massachusetts Financial Services
                                                                                   Company ("MFS")
MFS Total Return                    above-average income consistent                   TIA/MFS
                                      with the prudent
                                      employment of capital
MFS OTC                             long term growth of capital                       TIA/MFS
Smith Barney Concert Select High    capital appreciation                               SBMFM
  Growth
Smith Barney Concert Select         long term growth of capital                        SBMFM
  Growth
Smith Barney Concert Select         balance of growth of capital                       SBMFM
  Balanced                            and income
Smith Barney Concert Select         income and, secondarily, long                      SBMFM
  Conservative                        term growth of capital
Smith Barney Concert Select         high current income                                SBMFM
  Income


SUBSTITUTIONS AND ADDITIONS

If any of the funding options become unavailable for allocating purchase payments, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
WITHDRAWAL CHARGE

No sales charges are deducted from purchase payments when they are applied under the Contract. However, a withdrawal charge will be deducted if any or all of the contract value is withdrawn during the first eight years following a purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge. The withdrawal charge will be deducted from the total amount requested unless you instruct us to deduct it from the remaining contract value.

The withdrawal charge is equal to a percentage of purchase payments withdrawn from the Contract and is calculated as follows:



LENGTH OF TIME FROM
  PURCHASE PAYMENT                 WITHDRAWAL
 (NUMBER OF YEARS)                   CHARGE
         1                             8%
         2                             7%
         3                             6%
         4                             5%
         5                             4%
         6                             3%
         7                             2%
         8                             1%
     9 and over                        0%


For purposes of the withdrawal charge calculation, withdrawals will be deemed to be taken in the following order:

        (a) from any purchase payments to which no withdrawal charge is applicable;

        (b) from any remaining free withdrawal amount (as described below) after reduction by the amount of (a);

        (c) from any purchase payments to which withdrawal charges are applicable (on a first-in, first-out basis); and, finally

        (d) from any Contract earnings.

NOTE: Any free withdrawals taken will not reduce purchase payments still subject to a withdrawal charge.


We will not deduct a withdrawal charge (1) from payments we make due to the death of the contract owner or the death of the annuitant with no contingent annuitant surviving; or (2) upon election of an annuity payout (based upon life expectancy); (3) due to a minimum distribution under our minimum distribution rules then in effect; or (4) if the contract owner is hospitalized or confined to an Eligible Nursing Home as described in Appendix B.


FREE WITHDRAWAL ALLOWANCE

There is a 10% free withdrawal allowance available each year after the first contract year. The available amount will be calculated as a percentage of the contract value available at the end of the previous contract year. The free withdrawal allowance applies to any partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. In Washington state, this provision applies to all withdrawals.

ADMINISTRATIVE CHARGES

A Contract administrative charge of $30 is deducted annually. This charge compensates us for expenses incurred in establishing and maintaining the Contract. The charge is deducted from the contract value on the fourth Friday of each August by canceling accumulation units applicable to each funding option on a pro rata basis. No contract administrative charge will be deducted from the Fixed Account. For the first year, this charge will be prorated (i.e. calculated) from the date of purchase. A prorated charge will also be made if the Contract is completely withdrawn or terminated. We will not deduct a contract administrative charge: (1) from the distribution of death proceeds; or
(2) after an annuity payout has begun.

An administrative expense charge (sometimes called "sub-account administrative charge") is deducted on each business day from amounts allocated to the variable funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. This charge equals, on an annual basis, 1.25% of the amounts held in each funding option. We reserve the right to lower this charge at any time. The mortality risk portion compensates us for guaranteeing to provide annuity payments according to the terms of the Contract regardless of how long the annuitant lives and for guaranteeing to provide the death benefit if an annuitant dies prior to the maturity date. The expense risk portion compensates us for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES

The withdrawal charge, the administrative charges, the mortality and expense risk charge, and the distribution charge under the Contract may be reduced or eliminated when certain sales or administration of the Contract result in savings or reduction of administrative or sales expenses, and/or mortality and expense risks. Any such reduction will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which we are not presently aware, which could result in fewer sales expenses, administrative charges, or mortality and expense risk charges. For certain trusts, the Company may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. In no event will reduction or elimination of the withdrawal charge or the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract Owner ("you"). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified Contracts only, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective.

                                   TRANSFERS
--------------------------------------------------------------------------------


Before the maturity date, you may transfer all or part of the contract value between funding options. There are no restrictions on the frequency of transfers currently; however, we reserve the right to assess a transfer charge of up to $10 on transfer requests exceeding twelve per year, and to limit the number of transfers. We will always allow at least one transfer in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent.


DOLLAR COST AVERAGING

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the value per unit is low and less accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.


You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total contract value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum amount that may be transferred through this program is $100.


You may establish automated transfers of contract values from the Fixed Account, subject to certain restrictions. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the Dollar Cost Averaging program.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value, less any withdrawal charge, outstanding loans and any premium tax not previously deducted. You must submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn. If no funding options are specified, the withdrawal will be made on a prorata basis. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payments made depending on the contract value at the time of surrender.

We may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Beginning in the second contract year, before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges (on amounts in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your contract. If available, all loan provisions are described in your contract or loan agreement.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------


Before the maturity date, a death benefit is payable to the beneficiary when either the annuitant, the contract owner or the first of joint owners dies and there is no contingent annuitant. The death benefit is calculated at the close of the business day on which the Company's Home Office received due proof of death.



DEATH PROCEEDS PRIOR TO THE MATURITY DATE

WHERE ANNUITANT WAS YOUNGER THAN AGE 67 ON THE CONTRACT DATE AND DIES BEFORE AGE 85:

The death benefit payable as of the Death Report Date will be the greatest of
(1), (2) or (3) below, less any applicable premium tax and outstanding loans:

        (1) the Contract Value on the Death Report Date;

        (2) the total Purchase Payments made under the Contract less the total amount of any partial surrenders; or

        (3) the maximum of all Step-Up Death Benefit Values (as described below) in effect on the Death Report Date which are associated with Contract Date anniversaries beginning with the eighth Contract Date anniversary and ending with the last Contract Date anniversary occurring on or before the Annuitant's 76th birthday.



We must be notified no later than six months from the date of death in order for Us to make payment of proceeds as described above. If notification is received more than six months after the date of death, the Death Benefit payable will be the Contract Value on the Death Report Date less any applicable premium tax.


WHERE ANNUITANT WAS AGE 67 THROUGH 75 ON THE CONTRACT DATE AND DIES BEFORE AGE
85:

The death benefit payable as of the Death Report Date will be the greatest of
(1), (2) or (3) below, less any applicable premium tax, and outstanding loans:

        (1) the Contract Value on the Death Report Date;

        (2) the total Purchase Payments made under the Contract; or

        (3) the Step-Up Death Benefit Value determined as of the eighth Contract Date Anniversary.


We must be notified no later than six months from the date of death in order for Us to make payment of proceeds as described above. If notification is received more than six months after the date of death, the Death Benefit payable will be the Contract Value on the Death Report Date less any applicable premium tax.

WHERE ANNUITANT WAS AGE 76 OR OLDER ON THE CONTRACT DATE:


The death benefit payable as of the Death Report Date will be the Contract Value on the Death Report Date, less any applicable premium tax and outstanding loans.



WHERE ANNUITANT DIES ON OR AFTER AGE 85:

The death benefit payable as of the Death Report Date will be the Contract Value on the Death Report Date, less any applicable premium tax and outstanding loans.

STEP-UP DEATH BENEFIT VALUE:

A separate Step-Up Death Benefit Value will be established on the eighth Contract Date anniversary, and on each Contract Date anniversary thereafter which occurs on or prior to the Death Report Date and will initially equal the Contract Value on that anniversary. After a Step-Up Death Benefit Value has been established, it will be recalculated each time a Purchase Payment is made or a partial surrender is taken until the Death Report Date. Step-Up Death Benefit Values will be recalculated by increasing them by the amount of each applicable Purchase Payment and by reducing them by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of Step-Up Death Benefit Values related to any Purchase Payments or any partial surrenders will be made in the order that such Purchase Payments or partial surrenders occur.

The Partial Surrender Reduction referenced above is equal to:

        (1) the amount of a Step-Up Death Benefit Value immediately prior to the reduction for the partial surrender, multiplied by

        (2) the amount of the partial surrender divided by the Contract Value immediately prior to the partial surrender.



PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to any surviving joint owner, or if none, the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary of over a period not exceeding the beneficiary's life expectancy.

If the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse as, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER. In the case of a nonqualified Contract, if there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or another entity), any annuitant will be treated as the contract owner. Any change in the annuitant will be treated as the death of the contract owner.



DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of any contract owner or annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income plans (annuity or income options). We ask you to choose the maturity date and the annuity option when you purchase the contract. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.


Unless you elect otherwise, the maturity date will be the annuitant's 70th birthday for qualified contracts or, for nonqualified contracts, the annuitant's 75th birthday, or ten years after the effective date of the contract, if later. (For Contracts issued in Florida and New York, the maturity date elected may not be later than the annuitant's 90th birthday.)


For nonqualified Contracts, at least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY


When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts may not be available in all states. Refer to your contract.) If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value will be applied to provide an annuity funded by the same investment options (contract value, in Oregon). At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")


VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding annuity unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the payment options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to effect the annuity will be the cash surrender value, determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $1,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except in Florida, where this is not permitted), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value (or, where required by state law, contract value) may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Other Annuity Options. The Company will make any other arrangements for annuity payments as may be mutually agreed upon.

INCOME OPTIONS

Instead of one of the annuity options described above, and subject to the conditions described under "Election of Options," all or part of the cash surrender value (or, where required by state law, contract value) may be paid under one or more of the following income options, provided that they are consistent with federal tax law qualification requirements. Payments under the income options may be elected on a monthly, quarterly, semiannual or annual basis:

Option 1 -- Payments of a Fixed Amount. The Company will make equal payments of the amount elected until the cash surrender value applied under this option has been exhausted. The first payment and all later payments will be paid from amounts attributable to each investment option in proportion to the cash surrender value attributable to each. The final payment will include any amount insufficient to make another full payment.

Option 2 -- Payments for a Fixed Period. The Company will make payments for the fixed period selected based on the cash surrender value as of the date payments begin. If, at the death of the annuitant, the total number of fixed payments has not been made, the payments will be made to the beneficiary.

Option 3 -- Other Income Options. The Company will make any other arrangements for income payments as may be mutually agreed upon.

The amount applied to effect an income option will be the cash surrender value as of the date income payments begin, less any applicable premium taxes not previously deducted and any applicable withdrawal charge. (Certain states may have different requirements that we will honor.) The cash surrender value used to determine the amount of any income payment will be determined on the same basis as the cash surrender value during the accumulation period, including the deduction for mortality and expense risks and the contract administrative expense charge.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within twenty days after you receive it (the "right to return period"). Where state law requires a longer period, the Company will comply. You bear the investment risk during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Refer to your Contract for any state-specific information.

TERMINATION


You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the cash surrender value (contract value less any applicable premium tax, in the states that so require), less any applicable charges and any outstanding loans.


REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------


The Travelers Separate Account PF II For Variable Annuities ("Separate Account PF II") was established on July 30, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Separate Account PF II will be invested exclusively in the shares of the variable funding options.

The assets of Separate Account PF II are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Separate Account PF II are, in accordance with the Contracts, credited to or charged against Separate Account PF II without regard to other income, gains and losses of the Company. The assets held by Separate Account PF II are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to Separate Account PF II. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.


PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "non-standardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of any withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

For funding options that were in existence prior to the date they became available under the Separate Account, the standardized and nonstandardized average annual total return quotations will show the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. The contract value at redemption may be more or less than original cost.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below.) There is income in the contract to the extent the contract value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY


The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.


DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS


The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of Primerica Financial Services, Inc. The
compensation paid to sales representatives will not exceed   % of the payments
made under the Contracts.


From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is Tower Square Securities, Inc., an affiliate of the Company; however, it is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during 1997.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS


There are no pending material legal proceedings affecting Separate Account PF
II. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT


The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in Separate Account PF II or any other separate account sponsored by the Company or its affiliates.


The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of Fund ABD or any of the funding options does not affect the Fixed Account portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account contract value will not be less than the amount of the purchase payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior surrenders. If the contract owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable withdrawal charge as described under "Charges and Deductions" in this prospectus.

Purchase payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

The initial rate for any allocations into the Fixed Account is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available funding option(s) twice a year during the 30 days following the semi-annual anniversary of the contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Account Value on the semi-annual contract effective date anniversary. (This restriction does not apply to transfers from the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to other funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the funding options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

If the Annuitant is hospitalized and/or confined to an Eligible Nursing Home for thirty consecutive days, you may make a total or partial withdrawal of your contract value without incurring a Withdrawal Charge, even if the withdrawal occurs during the first seven years of your contract. However, such a withdrawal must be made within sixty days of the last day following a period of confinement which lasts at least thirty consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which meets at least one of the following requirements:

1. Medicare approved as a provider of skilled nursing care, intermediate nursing care or custodial nursing care by the state in which it is located; or

2. Licensed and operated to provide skilled nursing care, intermediate nursing care or custodial nursing care by the state in which it is located; or

3. Meets all the requirements listed below:

        a. is licensed to operate as a nursing home by the state in which it is located;

        b. has, as a main function, the provision of skilled, intermediate, or custodial nursing care;

        c. is engaged in providing continuous room and board accommodations to 3 or more persons;

        d. is under the supervision of a Licensed Vocational Nurse (LVN) or a nurse of comparable qualifications; and

        e. maintains a daily medical record of each patient.

FILING A CLAIM: You must provide the Company with written notice of a claim within thirty days following the last day of a period of confinement which lasts at least thirty consecutive days. Within fifteen days of receiving a written notice of claim, we will send you all the necessary claim forms. If you do not receive claim forms within that period of time, you may submit written proof of your claim without using our forms.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax advisor regarding the taxable nature of any withdrawals taken on your contract.

No legal action may be brought to recover on this benefit until sixty days after you have submitted written proof of your claim.

                                   APPENDIX C
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:


     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Mixed and Shared Funding
     Valuation of Assets
     Telephone Transfers
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated July 31, 1997 (Form No.
          ) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.


Name:

Address:

                 (THIS DOCUMENT IS NOT PART OF THE PROSPECTUS)

                       TRAVELERS IRA DISCLOSURE STATEMENT
--------------------------------------------------------------------------------

This disclosure statement describes the general requirements of an Individual Retirement Annuity (IRA) as well as the specific features of The Travelers Insurance Company's Individual Retirement Annuity (The Travelers IRA). It is provided in accordance with Internal Revenue Service regulations.

RIGHT TO REVOKE YOUR IRA

You may revoke your Travelers IRA at any time within 10 days (unless state law requires a longer period) after the contract is delivered to you by notifying The Travelers in writing within that 10-day period. Notice of revocation should be submitted to:
   The Travelers Insurance Company and its Affiliates
   Annuity Services
   One Tower Square
   Hartford, Connecticut 06183-4056

You may also mail or deliver the revocation notice to your Financial Representative. If you return the Contract within seven days of delivery, then upon revocation you will be entitled to a full refund of your IRA contribution without adjustment for administrative expenses, sales commissions (if any) or fluctuations in market value. If you return the Contract during the remainder of the 10-day period, then upon revocation you will receive your Contract Value, without reduction for contract charges, but including the effects of any fluctuations in market value. If you have any questions concerning your right of revocation, please call 1-800-842-9368 during normal business hours.

ANNUITY CONTRACT DESCRIPTION

Your Travelers IRA is an annuity contract issued in your name for the exclusive benefit of you or your beneficiaries. The Contract has the following features:

1. Your interest in the Contract is nonforfeitable.

2. Ownership of the Contract is not transferable.

3. The Contract may not be pledged or used as security for a loan.

4. You may begin to receive distributions under the Contract at any time. The distributions may consist of a single sum, or a periodic annuity based upon life expectancy, or of a guaranteed amount per year for a period of years, or of any other distribution method agreed to by the Company.

5. If you die before distribution has begun, or after distribution has begun but before the entire interest has been distributed, your beneficiaries must receive distributions in the manner described under "DISTRIBUTIONS."

ELIGIBLE INDIVIDUALS

Anyone with earned income or compensation for services may contribute to an IRA. If you or your spouse are active participants in an employer sponsored retirement plan, your deductible contributions may be limited as described under "CONTRIBUTIONS."

CONTRIBUTIONS

Maximum Deductible Amount: If you are not married, the maximum deductible amount is $2,000. Whether you may deduct or the amount you may deduct depends on whether you (and/or your spouse if you are married) are an active participant in an employer-sponsored retirement plan as described below and the adjusted gross income indicated on your Federal income tax return. If you are not an active participant in an employer-sponsored retirement plan, you may make a fully deductible IRA contribution in any amount up to the lesser of 100% of your earned income or compensation for the year or $2,000.

Spousal IRA: If you are married and neither you or your spouse is an active participant in an employer-sponsored retirement plan, the maximum deductible amount of payments which can be made to your IRA and to your spouse's IRA is the lesser of $4,000 or 100% of your combined compensation. In any event, the maximum premium paid to either IRA (yours or your spouses) may not exceed $2,000.

An Employer-Sponsored Retirement Plan: includes any of the following types of retirement plans:

- a qualified pension/profit sharing described in IRC Section 401(a) or 401(k);

- a Simplified Employee Pension plan (SEP) described in IRC Section 408(k);

- a pension or retirement plan maintained by a federal, state or local government or agency or Instrumentality thereof (other than a plan describe in IRC Section 457);

- tax sheltered annuities and custodial accounts described in IRC Section
  403(b);

- a qualified annuity plan under IRC Section 403(a);

- a trust described in IRC Section 501(c)(18); or

- a SIMPLE IRA plan or a SIMPLE 401(k) plan

Active Participant: You are an active participant in an employer-sponsored retirement plan even if you do not have a vested right to any benefits under the plan. Whether you are an "active participant" depends on the type of plan maintained by your employer. Generally, you are considered an active participant in a defined contribution plan if an employer contribution or forfeiture was credited to your account under the plan for the year. You are considered an active participant in a defined benefit plan if you are eligible to participate in the plan, even though you may elect not to participate. You are also treated as an active participant for a year during which you make voluntary or mandatory contribution to any type of plan, even though your employer makes no contribution to the plan. The Form W2 (Wage and Tax Statement) that you receive from your employer annually will indicate whether you were an active participant for the prior year.

If you (or your spouse, if you are filing a joint tax return) are covered by an employer-sponsored retirement plan, your IRA contribution is tax deductible only to the extent that your adjusted gross income does not exceed the following limits.

Applicable Dollar Amount: The maximum deductible amount of your IRA contribution is reduced proportionately for adjusted gross income which exceeds the "applicable dollar amount" if you are an active participant. The applicable dollar amount is $25,000 for an individual and $40,000 for married couples filing a joint tax return. The applicable dollar amount for married individuals filing separate returns is $0. A husband and a wife who file separate returns for a taxable year and who live apart at all times during such taxable year are not treated as married individuals for this purpose. If your adjusted gross income exceeds the applicable dollar amount by not more than $10,000, you may make a deductible IRA contribution but the deductible contribution will be proportionately less than the maximum. "Adjusted gross income" for this purpose is computed before your IRA deduction has been taken.

If you qualify for less than the maximum deductible amount, use the following calculation to determine the amount of your deductible contribution:

1. Subtract the applicable dollar amount (discussed above) from your adjusted gross income. If the result is $10,000 or more, you can only make a nondeductible contribution.

2. Subtract the amount determined in Step 1 from $10,000.

3. Divide the amount determined in Step 2 by $10,000.

4. Multiply $2,000 (or $4,000 if a spousal IRA) times the fraction determined under Step 3. This is your maximum deductible contribution limit.

If the adjusted dollar deduction limit is not a multiple of $10, it should be rounded up to the next highest $10 increment. If the amount calculated is less than $200 but more than zero, the deductible contribution limit equals $200. The $200 minimum floor on the deduction limit applies if your adjusted gross income does not exceed $35,000 (for a single taxpayer), $50,000 (for married taxpayers filing jointly), or $10,000 (for a married taxpayer filing separately).

Adjusted gross income for married couples filing a joint tax return is calculated by aggregating the compensation of both spouses. The deduction limitations determined above apply to each individual.

Non Deductible Amount: If you or your spouse are not eligible to make the maximum deductible contribution to an IRA, you may make a nondeductible contribution of up to the lesser of $2,000 ($4,000 if a spousal IRA) or 100% of your compensation reduced by any deductible IRA contribution. Earnings on all IRA contributions are tax deferred until distribution.

You are required to report to the IRS on Form 8606 the extent to which your IRA contribution is nondeductible. If you overstate the amount of nondeductible contributions for a taxable year, a penalty of $100 will be assessed for each overstatement unless you can show that the overstatement was due to a reasonable cause and that steps have been taken to correct the overstatement.

Compensation: Compensation means wages, salaries, professional fees, or other amounts derived from or received from personal service actually rendered (including, but not limited to, commissions) and includes earned income as defined in IRC Section 401 (c)(2). Compensation does not include amounts received as earnings or profits from property or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in the individual's gross income under IRC Section 71 with respect to a divorce or separation instrument.

Time of Contribution: You may make contributions to your IRA at any time up to and including the due date for filing your tax return (without extensions) for the year. You may continue to make annual contributions to your IRA up to (but not including) the calendar year in which you reach age 70 1/2. You may continue to make annual contributions to your spousal IRA up to (but not including) the calendar year in which your spouse reaches age 70 1/2.

ROLLOVER CONTRIBUTIONS

Qualified Retirement Plan To IRA: You may roll over to an IRA any taxable portion of your balance in a qualified pension or profit-sharing plan, or in a tax-sheltered annuity qualified under Section 403(b) of the Internal Revenue Code, or to another IRA except generally for the following:

a) any distribution that is part of a series of substantially equal payments made over your life or life expectancy or the joint life expectancies of you and your spouse;

b) any distribution made for a specified period of ten years or more; and

c) any distribution which is a required minimum distribution described under "DISTRIBUTIONS."

If you are subsequently covered under another qualified pension or profit-sharing plan or tax sheltered annuity program which accepts rollover contributions, you may transfer the assets of a rollover IRA into the new plan, provided the rollover IRA assets were not commingled with other types of contributions (e.g., other IRA contributions or other plan contributions). SIMPLE IRA funds may not be rolled into your IRA during the first two years of your participation in your employer's SIMPLE IRA.

Mandatory Withholding Requirements: If an IRA rollover from a qualified pension or profit-sharing plan or from a tax-sheltered annuity is not conducted by means of a "direct rollover" of funds between qualified plan and IRA trustees, custodians or issuers, then 20% mandatory federal income tax withholding will be taken from the distribution. You will not have the right to elect out of this withholding. Qualified plans and tax-sheltered annuity plans and arrangements must offer you the option of transferring distributed amounts eligible for rollover by direct rollover to an eligible retirement plan, such as an IRA. If you elect not to use a direct rollover but do deposit the net taxable distribution in an IRA within 60 days from your receipt of the amount, you may make up the 20% withheld from any other funds that you have available. If you receive a distribution check from a qualified plan or tax-sheltered annuity that is negotiable only by the IRA trustee, custodian or issuer of the IRA which is to receive the rollover distribution, you may forward that check immediately (but no later than 60 days) to the IRA trustee, custodian or issuer and the Internal Revenue Service will treat the transaction as a direct rollover.

Limitations: Rollovers must be completed within 60 days after receipt of the distribution. If the distribution is from a qualified pension/profit sharing plan or a tax sheltered annuity and if property other than cash is distributed, then you must roll over the property in the form received and may not first convert it to cash.

SIMPLIFIED EMPLOYEE PENSION (SEP-IRA)

A Simplified Employee Pension or "SEP" is a special IRA plan under IRC section 408(k) which permits employers to make deductible contributions to separate IRAs established for their employees. If your employer has adopted a SEP plan, your employer may make deductible SEP contributions directly to your Travelers IRA each year in an amount of up to the lesser of $30,000 or 15% of your current year compensation. The contributions and any earnings thereon are not taxable until withdrawn. Your employer must provide you with information describing the terms of your SEP plan. In addition, you may make your own annual contributions to your IRA each year up to the lesser of $2,000 or 100% of current year compensation.

Contributions at Age 70 1/2 or Older: A deductible contribution may be made by your employer to a SEP even for years when you are age 70 1/2 or older.

SPOUSAL IRA

You may be eligible to set up and contribute to an IRA for your spouse whether or not he or she has received any compensation for the taxable year. You and your spouse must set up separate IRAs. The total deduction for both your IRA and the spousal IRA is limited to the lesser of $4,000 or 100% of the annual compensation includible in your gross income. The contribution may be divided between each IRA any way you wish, provided the total amount contributed to either IRA does not exceed $2,000.

You must meet the following five requirements to set up a spousal IRA:

1. You must be married at the end of the year.

2. Your spouse must be under age 70 1/2 at the end of the tax year.

3. You must file a joint return for the tax year.

4. You must have taxable compensation for the year.

5. Your spouse's taxable compensation for the year is less than yours.

SIMPLE IRA PLANS

Beginning in 1997, certain small businesses may have a Savings Incentive Match Plan for Employees called a SIMPLE plan. SIMPLE contributions may only be made to SIMPLE IRA accounts through salary reduction and employer matching contributions. If an individual takes a distribution from a SIMPLE IRA within two years of the date of participation in the plan, the 10% premature penalty for premature distributions is increased to 25%. After the two year period, a SIMPLE IRA may be rolled into an IRA.

EXCESS CONTRIBUTIONS

Excise Tax: Generally, any contributions exceeding the limitations discussed in "CONTRIBUTIONS" are excess contributions subject to a nondeductible 6% excise tax for each year (or portion thereof) that the excess contribution remains in the IRA . This excise tax is not applied if the excess contribution and any interest earned on it up to the date of distribution are withdrawn no later than the due date of your tax return, plus any extensions. The interest element will be taxable income to you in the tax year in which you receive it.

Withdrawal of Excess Contributions: If the excess contribution and interest thereon is withdrawn after the due date for filing your return, and the excess contribution did not cause your total contribution for the year to exceed $4,000 ($30,000 if a Simplified Employee Pension) the 10% premature distribution tax penalty will not apply. The excess contribution will not be included in your gross income, provided no deduction was taken for such excess contribution. The 6% excise tax will generally apply to such amount however.

Alternate Method: An excess contribution may be eliminated in later years where the maximum allowable contribution is not made. Thus, if you make less than the maximum contribution allowed in any year after the excess contribution is made, the difference between the allowable deduction and the amount contributed is used to reduce the excess contribution and accumulated earnings. You may use part of your current year allowable deduction to correct an excess contribution provided no deduction was taken for the excess contribution in the prior tax year.

Failure To Eliminate Excess Contribution: If an excess amount is contributed in one year and not eliminated in later years, the excess will be subject to a 6% excise tax each year until it has been eliminated.

TAX STATUS

Tax Deductible Status: Your contributions are generally tax deductible to the extent described in "CONTRIBUTIONS" and any income earned from the Investment is not taxable until it is distributed.

Loss of Deferred Status: If any of the events prohibited under Section 4975 of the Code (such as any sale, exchange or leasing of any property between you and your IRA) occurs during the existence of your IRA, your account will be disqualified and the entire balance in your account will be treated as if distributed to you as of the first day of the year in which the prohibited event occurs. The "distribution" will be subject to ordinary income tax and, if you are under age 59 1/2 at the time, it will also be subject to the 10% penalty tax on premature distributions during the year in which you make such a prohibited sale, exchange or leasing of property of the like.

Annual Information: Financial Information pertaining to your IRA will be provided to you annually by the Company.

Penalty Reporting/IRS Form 5329: IRS Form 5329 should be filed with your tax return for each taxable year during which penalty taxes are imposed on excess contributions, premature distributions, prohibited transactions, and excess accumulations.

DISTRIBUTIONS

Premature Distributions: If you receive a payment from your IRA before you attain age 59 1/2, the payment will be considered a premature distribution unless such distribution is made on account of death or disability, the distribution is made over life or life expectancy, or a rollover contribution of the entire amount is made to another IRA within 60 days. In addition, payments made after

1996 to pay medical expenses which exceed 7.5% of your adjusted gross income and distributions to pay medical insurance for yourself, spouse and dependents if you have separated from employment and have received unemployment compensation under a state or federal program for at least 12 weeks will not be considered a premature distribution. The amount received in a premature distribution will then be included in your gross income for the taxable year of receipt. If no exception applies, your income tax liability for that tax year is increased by an amount equal to 10% of the amount includible in your gross income. This additional tax will apply only to the portion of a distribution which is includible in your income. Distributions from a SIMPLE IRA made in the first two years of date of participation are subject to a 25% premature penalty tax. Distributions up to the amount of your nondeductible contributions are not subject to the 10% penalty tax, but any earnings on your nondeductible contributions will be subject to the 10% penalty tax. Use IRS Form 5329 to report and calculate the 10% tax penalty.

Minimum Required Distributions: Distributions must begin by April 1st of the calendar year following the year in which you attain age 70 1/2. You may elect to receive your entire interest in a single sum or you may elect a periodic distribution over either (a) your life, (b) the lives of you and your designated beneficiary, (c) a period not extending beyond your life expectancy, or (d) a period not extending beyond the life expectancy of you and your designated beneficiary (subject to certain limitations if your designated beneficiary is not your spouse.)

50% Excise Tax: Once payments are required to commence, a minimum distribution is calculated based on your life expectancy or the joint life expectancy of you and your beneficiary. A 50% nondeductible excise tax may be imposed on an under-distribution, representing the difference between the minimum payout required for the tax year in question and the amount actually paid out to you. Use IRS Form 5329 to calculate and report the tax.

For example, if the minimum payout that you should receive is $1,000 for the taxable year and you only receive $600, an excise tax of $200 (50% of the $400 under-payment) may apply. Payments received under a life annuity commencing not later than age 70 1/2 avoid this excise tax.

Death After Commencement of Distributions: If you die after distributions have begun, but before the entire interest has been distributed, the entire remaining balance must be distributed at least as rapidly as under the method of distribution in effect as of the date of death.

Death Before Commencement of Distributions: If you die before distributions have begun, the entire amount remaining in your IRA, at the election of your beneficiary(ies) will be:

I.  paid out by December 31, of the 5th year of the anniversary of your death;
    or

II. paid in equal or substantially equal payments over the life or life expectancy of a designated beneficiary(ies); or

III. if your beneficiary is a surviving spouse, the IRA balance may be rolled over into a IRA in the surviving spouses' name. If your surviving spouse is the sole beneficiary, distributions are not required until the date you would have attained age 70 1/2. If your spouse then dies before distributions begin he or she will be treated as the IRA contract owner, and the restrictions of the above paragraph apply.

Ordinary Income: Distributions from your IRA are taxed as ordinary income regardless of their source. (See "Nondeductible Contributions" below.) IRA distributions are not eligible for capital gains treatment. Payments from a life annuity spread the tax over the duration of your life. Payments under the IRA contract are taxable as you receive them.

Estate And Gift Tax: The value of an annuity or other payment received by your beneficiary is generally includible in your gross estate, but does not constitute a taxable gift to the beneficiary.

Excess Distribution Penalty: If you receive more than $160,000 annually from IRAs and other retirement plans, you will generally be subject to a 15% tax on the excess over $160,000. The excess distribution penalty has been temporarily suspended and will not apply to distributions taken during 1997, 1998 and 1999.

Excess Accumulation Penalty: An excess accumulation penalty may be imposed on your estate if you die with an excess accumulation in your IRA when combined with your other retirement plans. You should consult your tax advisor for further information. Note that the excess accumulation penalty continues to apply in 1997, 1998 and 1999.

Nondeductible Contributions: To the extent that a distribution constitutes a return of your nondeductible contributions, it will not be included in your income. The amount of any distribution includible in income is the portion that bears the same ratio to the total distribution that your aggregate nondeductible contributions bear to the balance at the end of the year (calculated after adding back distributions during the year) of all your IRAs.

Rollover To Another IRA: The proceeds of your IRA or any portion may be used as a rollover contribution to another IRA. This rollover will avoid taxation to the extent you reinvest the distribution within 60 days of when you receive it. A rollover of this nature may occur only once a year.

FURTHER INFORMATION MAY BE OBTAINED FROM ANY DISTRICT OFFICE OF THE INTERNAL REVENUE SERVICE OR BY OBTAINING IRS PUBLICATION 590, INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS).

                                     PART B

         Information Required in a Statement of Additional Information

                         STATEMENT OF ADDITIONAL INFORMATION

                                     dated

                                      1997

                                      for

                      THE TRAVELERS SEPARATE ACCOUNT PF II
                                FOR VARIABLE ANNUITIES

                                   ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable
Annuity Contract Prospectus dated,      1997.  A copy of the Prospectus may be
obtained by writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling
(800) 842-9368.




                               TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

PRINCIPAL UNDERWRITER . . . . .  . . . . . . . . . . . . . . . . . . . . . . . . .  1

DISTRIBUTION AND MANAGEMENT AGREEMENT  . . . . . . . . . . . . . . . . . . . . . .  1

VALUATION OF ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

PERFORMANCE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

TELEPHONE TRANSFERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

FEDERAL TAX CONSIDERATIONS  . . . . . . . . . . .. . . . . . . . . . . . . . . . .  5

INDEPENDENT ACCOUNTANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

                             THE INSURANCE COMPANY


         The Travelers Life and Annuity Company (the "Company"), is a stock insurance company chartered in 1973 in Connecticut. It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services;
(iii) Life Insurance Services; and (iv) Property and Casualty Insurance
Services.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

         The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account PF II meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account PF II are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                             PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("Tower Square"), an indirect, wholly-owned subsidiary of the Company, serves as principal underwriter for Separate Account PF II and the Contracts. The offering is continuous. Tower Square's principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that an affiliated broker dealer will become the principal underwriter during 1997.

                     DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Separate Account PF II, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Separate Account PF II. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Separate Account PF II and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Separate Account PF II all necessary office space, facilities, and personnel to manage its affairs.

                              VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:
         (a) = investment income plus capital gains and losses (whether realized or unrealized);
         (b) = any deduction for applicable taxes (presently zero); and
         (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. An annuity unit value as of any business day is equal to
(a) the value of the annuity unit on the immediately preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                            PERFORMANCE INFORMATION

         From time to time, the Company may advertise several types of historical performance for the Funding Options of Separate Account PF II. The Company may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

         STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for contracts sold (or anticipated to be sold) under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable Withdrawal Charge at that time.

         NON-STANDARDIZED METHOD. Non-standardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Non-standardized total returns will not reflect the deduction of any applicable Withdrawal Charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The Withdrawal Charge is not reflected because the Contract is designed for long-term investment.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Separate Account PF II and the Underlying Funds.

         For Funding Options that were in existence prior to the date they became available under Separate Account PF II, the standardized and non-standardized average annual total return quotations will show the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

         Average annual total returns for each of the Funding Options computed according to the standardized and non-standardized methods for the period ending December 31, 1996 (beginning at inception date) are set forth in the following table.

                                                      TOTAL RETURN CALCULATIONS
                                              FUNDING OPTIONS OF SEPARATE ACCOUNT PF II

------------------------------------------------------------------------------------------------------------------------
                                      STANDARDIZED                   NON-STANDARDIZED                          Inception
                                                                                                                Date

------------------------------------------------------------------------------------------------------------------------
                                   1-YR       5-YR        10-YR           1-YR        3-YR       5-YR        10-YR



Smith Barney Money Market
Smith Barney International Equity
Smith Barney Income and Growth
Smith Barney High Income
Smith Barney Appreciation
MFS OTC
MFS Research
MFS Total Return
Smith Barney Concert Select High Growth
Smith Barney Concert Select Growth
Smith Barney Concert Select Balanced
Smith Barney Concert Select Conservative
Smith Barney Concert Select Income
* Since inception.

                              TELEPHONE TRANSFERS

         A contract owner may place a transfer request by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a contract owner to have this privilege. All transfers must be in accordance with the terms of the Contract. In certain cases, the Company may allow you to authorize your agent to make telephone transfers. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

         The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the contract owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the contract owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.

                           FEDERAL TAX CONSIDERATIONS

         The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS
         Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS
         Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

         If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

         Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

         The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary, to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

         To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

         The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

         Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

         Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

         Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING
         The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

         There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

         A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

         To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
     YEAR)

         The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1997, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,850 or less per year, will generally be exempt from periodic withholding.

         Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

         Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                            INDEPENDENT ACCOUNTANTS

         Coopers & Lybrand L.L.P., independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Separate Account PF II. The services provided to Separate Account PF II will include primarily the audit of the Separate Account's financial statements. Financial statements for Separate Account PF II are not available since the Separate Account had no assets or activity as of the effective date of this SAI.

         The consolidated financial statements of the Travelers Life and Annuity Company and Subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                     PART C

                               Other Information

Item 24.      Financial Statements and Exhibits

    (a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

              The audited financial statements of The Travelers Life and Annuity Company and the report of Independent Auditors will be filed by amendment.


    (b)       Exhibits

      1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant.

      2.      Not Applicable.

   3(a). Form of Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc.

   3(b).      Form of Selling Agreement.  To be filed by amendment.

      4.      Variable Annuity Contract.

      5.      Not Applicable.

   6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

   6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

      9. Opinion of Counsel as to the legality of securities being registered.

  10(a). Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants. To be filed by amendment.

     13. Computation of Total Return Calculations - Standardized and Non-Standardized. To be filed by amendment.

  15(a). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.

Item 25.  Directors and Officers of the Depositor

Name and Principal                                 Positions and Offices
Business Address                                   with Insurance Company
--------------------------                         ----------------------
Michael A. Carpenter*                              Director, Chairman of the Board
                                                   President and Chief Executive Officer
Jay S. Benet*                                      Director and Senior Vice President
George C. Kokulis*                                 Director and Senior Vice President
Robert I. Lipp*                                    Director
Ian R. Stuart*                                     Director, Senior Vice President,
                                                   Chief Financial Officer, Chief
                                                   Accounting Officer and Controller
Katherine M. Sullivan*                             Director and Senior Vice President
                                                   and General Counsel
Marc P. Weill**                                    Director and Senior Vice President
Stuart Baritz**                                    Senior Vice President
Jay S. Fishman*                                    Senior Vice President
Elizabeth C. Georgakopoulos*                       Senior Vice President
Barry Jacobson*                                    Senior Vice President
Russell H. Johnson*                                Senior Vice President
Warren H. May*                                     Senior Vice President
Christine M. Modie*                                Senior Vice President
David A. Tyson*                                    Senior Vice President
F. Denney Voss*                                    Senior Vice President
Paula Burton*                                      Vice President
William Hogan*                                     Vice President and Actuary
Donald R. Munson, Jr.*                             Second Vice President
Ernest J. Wright*                                  Vice President and Secretary
Kathleen A. McGah*                                 Assistant Secretary and Counsel

    Principal Business Address:
*   The Travelers Life and Annuity Company                  **  Travelers Group Inc.
    One Tower Square                                            388 Greenwich Street
    Hartford, CT  06183                                         New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

               OWNERSHIP OF THE TRAVELERS LIFE AND ANNUITY COMPANY

Company                                                          State of Organization   Ownership        Principal Business
-------                                                          ---------------------   ---------        ------------------
Travelers Group Inc.                                               Delaware              Publicly Held
    Associated Madison Companies Inc.                              Delaware              100.00           ================
        PFS Services Inc.                                          Georgia               100.00
            The Travelers Insurance Group, Inc.                    Connecticut           100.00           ================
                The Travelers Insurance Company                    Connecticut           100.00           Insurance
                     The Travelers Life and Annuity Company        Connecticut           100.00           Insurance


               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                     THE TRAVELERS LIFE AND ANNUITY COMPANY

                                                                                        % of Voting
                                                                                         Securities
                                                                  State of            Owned Directly
                                                                  Organization       or Indirectly by    Principal Business
                                                                  ------------      The Travelers Inc.   ------------------
                                                                                    ------------------
AC Health Ventures, Inc.                                          Delaware                100.00         Inactive
     AMCO Biotech, Inc.                                           Delaware                100.00         Inactive
     Associated Madison Companies, Inc.                           Delaware                100.00         Holding company.
          American National Life Insurance (T & C), Ltd.          Nevis                   100.00         Insurance
          ERISA Corporation                                       New York                100.00         Inactive
          Mid-America Insurance Services, Inc.                    Georgia                 100.00         Third party administrator
          National Marketing Corporation                          Pennsylvania            100.00         Inactive
          PFS Services, Inc.                                      Georgia                 100.00         General partner and holding
                                                                                                         company
               The Travelers Insurance Group Inc.                 Connecticut             100.00         Holding company


                                                                        07/21/97

                                                                                        % of Voting
                                                                                         Securities
                                                                  State of            Owned Directly
                                                                  Organization       or Indirectly by      Principal Business
                                                                  ------------      The Travelers Inc.     ------------------
                                                                                    ------------------
Constitution Plaza, Inc.                                           Connecticut             100.00          Real estate brokerage
KP Properties Corporation                                          Massachusetts           100.00          Real estate
KPI 85, Inc.                                                       Massachusetts           100.00          Real estate
KRA Advisers Corporation                                           Massachusetts           100.00          Real estate
KRP Corporation                                                    Massachusetts           100.00          Real estate
La Metropole S.A.                                                  Belgium                  98.83          P-C insurance/reinsurance
The Prospect Company                                               Delaware                100.00          Investments
     89th & York Avenue Corporation                                New York                100.00          Real estate
     979 Third Avenue Corporation                                  Delaware                100.00          Real estate
     Meadow Lane, Inc.                                             Georgia                 100.00          Real estate development
     Panther Valley, Inc.                                          New Jersey              100.00          Real estate management
     Prospect Management Services Company                          Delaware                100.00          Real estate management
     The Travelers Asset Funding Corporation                       Connecticut             100.00          Investment adviser
          Travelers Capital Funding Corporation                    Connecticut             100.00          Furniture/equipment
The Travelers Insurance Company                                    Connecticut             100.00          Insurance
     Applied Expert Systems Inc.                                   Massachusetts            23.40          EDP Software
     The Plaza Corporation                                         Connecticut             100.00          Holding company
          The Copeland Companies (Holding Company)                 New Jersey              100.00          Holding company
               American Odyssey Funds Management, Inc.             New Jersey              100.00          Investment advisor
                    American Odyssey Funds, Inc.                   Maryland                100.00          Investment management
               Copeland Associates, Inc.                           Delaware                100.00          Fixed/variable annuities
                    Copeland Associates Agency of Ohio, Inc.       Ohio                     99.00          Fixed/variable annuities
                    Copeland Associates of Alabama, Inc.           Alabama                 100.00          Fixed/variable annuities
                    Copeland Associates of Montana, Inc.           Montana                 100.00          Fixed/variable annuities
                    Copeland Associates of Nevada, Inc.            Nevada                  100.00          Insurance
                    Copeland Benefits Management Company           New Jersey               51.00          Investment marketing
                    Copeland Equities, Inc.                        New Jersey              100.00          Fixed/variable annuities
                    Donald F. Smith & Associates                   New Jersey              100.00          Insurance agency
                    Donald F. Smith Insurance Benefit Services,    Massachusetts           100.00          Insurance agent
                    Inc.
                    H.C. Copeland Associates, Inc. of              Massachusetts           100.00          Fixed annuities
                    Massachusetts

                                                                                       % of Voting
                                                                                        Securities
                                                                  State of           Owned Directly
                                                                  Organization      or Indirectly by      Principal Business
                                                                  ------------     The Travelers Inc.     ------------------
                                                                                   ------------------
                     Smith Annuity Services, Inc.                   New Jersey          100.00          Broker dealer
                Copeland Financial Services, Inc.                   New Jersey          100.00          Investment advisory services
                Copeland Mortgage Services, Inc.                    New Jersey          100.00          Mortgage services
                H.C. Copeland and Associates, Inc. of Texas         Texas               100.00          Fixed/variable annuities
           Three Parkway Inc. - I                                   Pennsylvania        100.00          Investment real estate
           Three Parkway Inc. - II                                  Pennsylvania        100.00          Investment real estate
           Three Parkway Inc. - III                                 Pennsylvania        100.00          Investment real estate
           Tower Square Securities, Inc.                            Connecticut         100.00          Broker dealer
           Travelers Asset Management International Corporation     New York            100.00          Investment adviser
           Travelers Distribution Company                           Delaware            100.00          Broker dealer
           Travelers Investment Adviser, Inc.                       Delaware            100.00          Investment advisor
           Travelers/Net Plus Insurance Agency, Inc.                Massachusetts       100.00          Insurance agency
           Travelers/Net Plus, Inc.                                 Connecticut         100.00          Insurance agency
                Travelers/Net Plus Agency of Ohio, Inc.             Ohio                100.00          Insurance agency
      The Travelers Life and Annuity Company                        Connecticut         100.00          Life insurance
      Travelers Group Investment Management, LLC                    Delaware             50.00          Investment advisor
      Travelers Insurance Holdings Inc.                             Georgia             100.00          Holding company
           AC RE, Ltd.                                              Bermuda             100.00          Reinsurance
           American Financial Life Insurance Company                Texas               100.00          Insurance
           Primerica Life Insurance Company                         Massachusetts       100.00          Life insurance
                National Benefit Life Insurance Company             New York            100.00          Insurance
                Primerica Financial Services (Canada) Ltd.          Canada              100.00          Holding company
                     PFSL Investments Canada Ltd.                   Canada              100.00          Mutual fund dealer
                     Primerica Financial Services Ltd.              Canada               82.82          General agent
                     Primerica Life Insurance Company of Canada     Canada              100.00          Life insurance
 The Travelers Insurance Corporation Proprietary Limited            Australia           100.00          Inactive
 Travelers Canada Corporation                                       Canada              100.00          Inactive
 Travelers Mortgage Securities Corporation                          Delaware            100.00          Collateralized obligations
 Travelers Property Casualty Corp.                                  Delaware             82.00          Holding company
      The Standard Fire Insurance Company                           Connecticut         100.00          Insurance company

                                                                                       % of Voting
                                                                                        Securities
                                                                  State of           Owned Directly
                                                                  Organization      or Indirectly by      Principal Business
                                                                  ------------     The Travelers Inc.     ------------------
                                                                                   ------------------
           AE Properties, Inc.                                      California              100.00          Insurance
           Community Rehabilitation Investment Corporation          Connecticut             100.00          Investment services
           The Automobile Insurance Company of Hartford,            Connecticut             100.00          Insurance company
           Connecticut
                TravCal Secure Insurance Company                    California              100.00          Auto insurance
                     TravCal Indemnity Company                      California              100.00          Auto insurance
                Travelers Personal Security Insurance Company       Connecticut             100.00          Insurance company
                Travelers Property Casualty Insurance Company       Connecticut             100.00          Insurance company
                Travelers Property Casualty Insurance Company of    Illinois                100.00          Insurance company
                Illinois
           The Travelers Indemnity Company                          Connecticut             100.00          P-C insurance
                Commercial Insurance Resources, Inc.                Delaware                100.00          Holding company
                     Gulf Insurance Company                         Missouri                100.00          P-C insurance
                          Atlantic Insurance Company                Texas                   100.00          P-C insurance
                          Gulf Group Lloyds                         Texas                    0.00           P-C insurance
                          Gulf Risk Services, Inc.                  Delaware                100.00          Claims/risk management
                          Gulf Underwriters Insurance Company       Missouri                100.00          P-C ins/surplus lines
                          Select Insurance Company                  Texas                   100.00          P-C insurance
                Countersignature Agency, Inc.                       Florida                 100.00          Countersign ins policies
                First Floridian Auto and Home Insurance Company     Florida                 100.00          Insurance company
                First Trenton Indemnity Company                     New Jersey              100.00          P-C insurance
                     Red Oak Insurance Company                      New Jersey              100.00          Insurance company
                Laramia Insurance Agency, Inc.                      North Carolina          100.00          Flood insurance
                Secure Affinity Agency, Inc.                        Delaware                100.00          P-C insurance agency
                The Charter Oak Fire Insurance Company              Connecticut             100.00          P-C insurance
                The Parker Realty and Insurance Agency, Inc.        Vermont                  58.00          Real estate
                The Phoenix Insurance Company                       Connecticut             100.00          P-C insurance
                     Constitution State Service Company             Montana                 100.00          Service company
                     The Travelers Indemnity Company of America     Georgia                 100.00          P-C insurance
                     The Travelers Indemnity Company of Connecticut Connecticut             100.00          Insurance
                     The Travelers Indemnity Company of Illinois    Illinois                100.00          P-C insurance
                The Premier Insurance Company of Massachusetts      Massachusetts           100.00          Insurance

                                                                               % of Voting
                                                                                Securities
                                                          State of           Owned Directly
                                                          Organization      or Indirectly by      Principal Business
                                                          ------------     The Travelers Inc.     ------------------
                                                                           ------------------
      The Travelers Home and Marine Insurance Company      Indiana                 100.00          P-C insurance
      The Travelers Indemnity Company of Missouri          Missouri                100.00          P-C insurance
      The Travelers Lloyds Insurance Company               Texas                   100.00          Non-life insurance
      The Travelers Marine Corporation                     California              100.00          General insurance brokerage
      TI Home Mortgage Brokerage, Inc.                     Delaware                100.00          Mortgage brokerage services
      TravCo Insurance Company                             Indiana                 100.00          P-C insurance
      Travelers Bond Investments, Inc.                     Connecticut             100.00          Bond investments
      Travelers General Agency of Hawaii, Inc.             Hawaii                  100.00          Insurance agency
      Travelers Medical Management Services Inc.           Delaware                100.00          Managed care
      Travelers Specialty Property Casualty Company, Inc.  Connecticut             100.00          Insurance management
    Travelers Casualty and Surety Company                  Connecticut             100.00          Insurance company
      AE Development Group, Inc.                           Connecticut             100.00          Insurance
      Aetna Casualty & Surety Company of Canada            Canada                  100.00          Insurance company
      Aetna Information Services Inc.                      Connecticut              50.00          Insurance
      Aetna National Accounts U.K. Limited                 United Kingdom          100.00          Insurance company
      Charter Oak Services Corporation                     New York                100.00          Insurance
      Farmington Casualty Company                          Connecticut             100.00          Insurance company
      Farmington Management, Inc.                          Connecticut             100.00          Management services
      Travelers Casualty and Surety Company of America     Connecticut             100.00          Insurance company
      Travelers Casualty and Surety Company of Illinois    Illinois                100.00          Insurance company
      Travelers Casualty Company of Connecticut            Connecticut             100.00          Insurance company
      Travelers Commercial Insurance Company               Connecticut             100.00          Insurance company
      Travelers Excess and Surplus Lines Company           Connecticut             100.00          Insurance Company
      Travelers Lloyds of Texas Insurance Company          Texas                   100.00          Insurance company
      Urban Diversified Properties, Inc.                   Connecticut             100.00          Insurance
Primerica Client Services, Inc.                            Delaware                100.00          Discount purchase club
Primerica Convention Services, Inc.                        Georgia                 100.00          Convention planner
Primerica Finance Corporation                              Delaware                100.00          Holding company
     PFS Distributors, Inc.                                Georgia                 100.00          General partner
     PFS Investments Inc.                                  Georgia                 100.00          Broker dealer

                                                                                                          % of Voting
                                                                                                           Securities
                                                                                  State of                Owned Directly
                                                                                Organization             or Indirectly by
                                                                                ------------             The Travelers Inc.
                                                                                                         ------------------
          PFS T.A., Inc.                                                          Delaware                100.00
     Primerica Financial Services Home Mortgages, Inc.                            Georgia                 100.00
     Primerica Financial Services, Inc.                                           Nevada                  100.00
          Primerica Financial Services Agency of New York, Inc.                   New York                100.00
          Primerica Financial Services Insurance Marketing of Connecticut, Inc.   Connecticut             100.00
          Primerica Financial Services Insurance Marketing of Idaho, Inc.         Idaho                   100.00
          Primerica Financial Services Insurance Marketing of Nevada, Inc.        Nevada                  100.00
          Primerica Financial Services Insurance Marketing of Pennsylvania, Inc.  Pennsylvania            100.00
          Primerica Financial Services Insurance Marketing of the Virgin          United States Virgin
          Islands, Inc.                                                           Islands                 100.00
          Primerica Financial Services Insurance Marketing of Wyoming, Inc.       Wyoming                 100.00
          Primerica Financial Services Insurance Marketing, Inc.                  Delaware                100.00
          Primerica Financial Services of Alabama, Inc.                           Alabama                 100.00
          Primerica Financial Services of Arizona, Inc.                           Arizona                 100.00
          Primerica Financial Services of Kentucky Inc.                           Kentucky                100.00
          Primerica Financial Services of New Mexico, Inc.                        New Mexico              100.00
          Primerica Insurance Agency of Massachusetts, Inc.                       Massachusetts           100.00
          Primerica Insurance Marketing Services of Puerto Rico, Inc.             Puerto Rico             100.00
          Primerica Insurance Services of Louisiana, Inc.                         Louisiana               100.00
          Primerica Insurance Services of Maryland, Inc.                          Maryland                100.00
     Primerica Services, Inc.                                                     Georgia                 100.00
     RCM Acquisition Inc.                                                         Delaware                100.00
     SCN Acquisitions Company                                                     Delaware                100.00
     SL&H Reinsurance, Ltd.                                                       Nevis                   100.00
          Southwest Service Agreements, Inc.                                      North Carolina          100.00
     Southwest Warranty Corporation                                               Florida                 100.00
Berg Associates                                                                   New Jersey              100.00
CCC Holdings, Inc.                                                                Delaware                100.00
     Commercial Credit Company                                                    Delaware                100.00
          American Health and Life Insurance Company                              Maryland                100.00
          Brookstone Insurance Company                                            Vermont                 100.00



                                                                                     Principal Business
                                                                                     ------------------
          PFS T.A., Inc.                                                             Joint venture partner
     Primerica Financial Services Home Mortgages, Inc.                               Mortgage loan broker
     Primerica Financial Services, Inc.                                              General agency
          Primerica Financial Services Agency of New York, Inc.                      General agency licensing
          Primerica Financial Services Insurance Marketing of Connecticut, Inc.      General agency licensing
          Primerica Financial Services Insurance Marketing of Idaho, Inc.            General agency licensing
          Primerica Financial Services Insurance Marketing of Nevada, Inc.           General agency licensing
          Primerica Financial Services Insurance Marketing of Pennsylvania, Inc.     General agency licensing
          Primerica Financial Services Insurance Marketing of the Virgin
          Islands, Inc.                                                              General agency licensing
          Primerica Financial Services Insurance Marketing of Wyoming, Inc.          General agency licensing
          Primerica Financial Services Insurance Marketing, Inc.                     General agency licensing
          Primerica Financial Services of Alabama, Inc.                              General agency licensing
          Primerica Financial Services of Arizona, Inc.                              General agency licensing
          Primerica Financial Services of Kentucky Inc.                              General agency licensing
          Primerica Financial Services of New Mexico, Inc.                           General agency licensing
          Primerica Insurance Agency of Massachusetts, Inc.                          General agency licensing
          Primerica Insurance Marketing Services of Puerto Rico, Inc.                Insurance agency
          Primerica Insurance Services of Louisiana, Inc.                            General agency licensing
          Primerica Insurance Services of Maryland, Inc.                             General agency licensing
     Primerica Services, Inc.                                                        Print operations
     RCM Acquisition Inc.                                                            Investments
     SCN Acquisitions Company                                                        Investments
     SL&H Reinsurance, Ltd.                                                          Reinsurance
          Southwest Service Agreements, Inc.                                         Warranty/service agreements
     Southwest Warranty Corporation                                                  Extended automobile warranty
Berg Associates                                                                      Inactive
CCC Holdings, Inc.                                                                   Holding company
     Commercial Credit Company                                                       Holding company.
          American Health and Life Insurance Company                                 LH&A Insurance
          Brookstone Insurance Company                                               Insurance managers

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                      Organization      or Indirectly by
                                                                      ------------      The Travelers Inc.    Principal Business
                                                                                        ------------------    ------------------
CC Finance Company, Inc.                                                New York              100.00          Consumer lending
CC Financial Services, Inc.                                             Hawaii                100.00          Consumer lending
CCC Fairways, Inc.                                                      Delaware              100.00          Investment company
Chesapeake Appraisal and Settlement Services Inc.                       Maryland              100.00          Appraisal/title
     Chesapeake Appraisal and Settlement Services Agency of Ohio Inc.   Ohio                  100.00          Appraisal/Title
City Loan Financial Services, Inc.                                      Ohio                  100.00          Direct loan
City Loan Financial, Inc.                                               Ohio                  100.00          Consumer finance
Commercial Credit Banking Corporation                                   Oregon                100.00          Consumer finance
Commercial Credit Consumer Services, Inc.                               Minnesota             100.00          Consumer finance
Commercial Credit Corporation (Hawaii)                                  Hawaii                100.00          Financial services
Commercial Credit Corporation (AL)                                      Alabama               100.00          Consumer finance
Commercial Credit Corporation (CA)                                      California            100.00          Consumer finance
Commercial Credit Corporation (IA)                                      Iowa                  100.00          Consumer finance
     Commercial Credit of Alabama, Inc.                                 Delaware              100.00          Consumer lending
     Commercial Credit of Mississippi, Inc.                             Delaware              100.00          Consumer finance
Commercial Credit Corporation (KY)                                      Kentucky              100.00          Consumer finance
     Certified Insurance Agency, Inc.                                   Kentucky              100.00          Insurance agency
     Commercial Credit Investment, Inc.                                 Kentucky              100.00          Investment company
     National Life Insurance Agency of Kentucky, Inc.                   Kentucky              100.00          Insurance agency
     Union Casualty Insurance Agency, Inc.                              Kentucky              100.00          Insurance agency
Commercial Credit Corporation (MD)                                      Maryland              100.00          Consumer finance
     Action Data Services, Inc.                                         Missouri              100.00          Data processing
     Commercial Credit Plan, Incorporated (OK)                          Oklahoma              100.00          Consumer finance
Commercial Credit Corporation (NY)                                      New York              100.00          Consumer finance
Commercial Credit Corporation (SC)                                      South Carolina        100.00          Consumer finance
Commercial Credit Corporation (WV)                                      West Virginia         100.00          Consumer finance
Commercial Credit Corporation NC                                        North Carolina        100.00          Consumer finance
Commercial Credit Europe, Inc.                                          Delaware              100.00          Inactive
Commercial Credit Far East Inc.                                         Delaware              100.00          Inactive
Commercial Credit Insurance Services, Inc.                              Maryland              100.00          Insurance broker

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                      Organization      or Indirectly by
                                                                      ------------      The Travelers Inc.    Principal Business
                                                                                        ------------------    ------------------
     Commercial Credit Insurance Agency (P&C) of Mississippi, Inc.      Mississippi          100.00          Insurance agency
     Commercial Credit Insurance Agency of Alabama, Inc.                Alabama              100.00          Insurance agency
     Commercial Credit Insurance Agency of Hawaii, Inc.                 Hawaii               100.00          Insurance agency
     Commercial Credit Insurance Agency of Kentucky, Inc.               Kentucky             100.00          Insurance agency
     Commercial Credit Insurance Agency of Massachusetts, Inc.          Massachusetts        100.00          Insurance agency
     Commercial Credit Insurance Agency of Nevada, Inc.                 Nevada               100.00          Credit LH&A, P-C
                                                                                                             insurance
     Commercial Credit Insurance Agency of New Mexico, Inc.             New Mexico           100.00          Insurance agency/Broker
     Commercial Credit Insurance Agency of Ohio, Inc.                   Ohio                 100.00          Insurance agency/broker
Commercial Credit International, Inc.                                   Delaware             100.00          Holding company
     Commercial Credit International Banking Corporation                Oregon               100.00          International lending
          Commercial Credit Corporation CCC Limited                     Canada               100.00          Second mortgage loans
          Commercial Credit Services do Brazil Ltda.                    Brazil                99.00          Inactive
     Commercial Credit Services Belgium S.A.                            Belgium              100.00          Inactive
Commercial Credit Limited                                               Delaware             100.00          Inactive
Commercial Credit Loan, Inc. (NY)                                       New York             100.00          Consumer finance
Commercial Credit Loans, Inc. (DE)                                      Delaware             100.00          Consumer finance
Commercial Credit Loans, Inc. (OH)                                      Ohio                 100.00          Consumer finance
Commercial Credit Loans, Inc. (VA)                                      Virginia             100.00          Consumer finance
Commercial Credit Management Corporation                                Maryland             100.00          Intercompany services
Commercial Credit Plan Incorporated (TN)                                Tennessee            100.00          Consumer finance
Commercial Credit Plan Incorporated (UT)                                Utah                 100.00          Consumer finance
Commercial Credit Plan Incorporated of Georgetown                       Delaware             100.00          Consumer finance
Commercial Credit Plan Industrial Loan Company                          Virginia             100.00          Consumer finance
Commercial Credit Plan, Incorporated (CO)                               Colorado             100.00          Consumer finance
Commercial Credit Plan, Incorporated (DE)                               Delaware             100.00          Consumer finance
Commercial Credit Plan, Incorporated (GA)                               Georgia              100.00          Consumer finance
Commercial Credit Plan, Incorporated (MO)                               Missouri             100.00          Consumer finance
Commercial Credit Securities, Inc.                                      Delaware             100.00          Broker dealer
DeAlessandro & Associates, Inc.                                         Delaware             100.00          Inactive
Park Tower Holdings, Inc.                                               Delaware             100.00          Holding company

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                        Organization      or Indirectly by
                                                                        ------------      The Travelers Inc.  Principal Business
                                                                                        ------------------    ------------------
     CC Retail Services, Inc.                                           Delaware             100.00          Leasing, financing
          Troy Textiles, Inc.                                           Delaware             100.00          Inactive
     Commercial Credit Development Corporation                          Delaware             100.00          Direct loan
          Myers Park Properties, Inc.                                   Delaware             100.00          Inactive
     Travelers Home Mortgage Services of Alabama, Inc.                  Delaware             100.00          Inactive
Penn Re, Inc.                                                           North Carolina       100.00          Management company
Plympton Concrete Products, Inc.                                        Delaware             100.00          Inactive
Resource Deployment, Inc.                                               Texas                100.00          Management company
Security Pacific Finance System Incorporated                            Delaware             100.00          Holding company
     BA Financial Management Services, Inc.                             Delaware             100.00          Mgt, payroll,
                                                                                                             leaseholding
     Dealers Credit, Inc.                                               Delaware             100.00          Insurance agent
     Security Pacific Consumer Discount Company                         Pennsylvania         100.00          Consumer loans
     Security Pacific Finance Credit Corp.                              Delaware             100.00          Consumer credit
     Security Pacific Financial Services Inc.                           Delaware             100.00          Consumer credit
          Security Pacific Financial Services of Minnesota Inc.         Minnesota            100.00          Consumer credit
          Security Pacific Financial Services of Nevada Inc.            Nevada               100.00          Credit insurance
          Security Pacific Financial Services of West Virginia Inc.     West Virginia        100.00          Industrial loans
          SPF Advertising Agency, Inc.                                  Kansas               100.00          Advertising discounts
          The Midwestern Agency Corporation, Inc.                       Iowa                 100.00          Insurance commissions
     Security Pacific Financial Services of Des Moines Inc.             Iowa                 100.00          Consumer loans
     Security Pacific Mortgage Corporation                              Virginia             100.00          Second mortgages
The Travelers Bank                                                      Delaware             100.00          Banking services
The Travelers Bank USA                                                  Delaware             100.00          Credit card bank
Travelers Home Equity, Inc.                                             North Carolina       100.00          Financial services
     CC Consumer Services of Alabama, Inc.                              Alabama              100.00          Financial services
     CC Home Lenders Financial, Inc.                                    Georgia              100.00          Financial services
     CC Home Lenders, Inc.                                              Ohio                 100.00          Financial services
     Commercial Credit Corporation (TX)                                 Texas                100.00          Consumer finance
     Commercial Credit Financial of Kentucky, Inc.                      Kentucky             100.00          Consumer finance
     Commercial Credit Financial of West Virginia, Inc.                 West Virginia        100.00          Consumer finance

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                        Organization      or Indirectly by
                                                                        ------------      The Travelers Inc.  Principal Business
                                                                                        ------------------    ------------------
               Commercial Credit Plan Consumer Discount Company         Pennsylvania        100.00            Financial services
               Commercial Credit Services of Kentucky, Inc.             Kentucky            100.00            Financial services.
               Travelers Home Mortgage Services, Inc.                   North Carolina      100.00            Financial services
          Travelers Home Mortgage Services of Pennsylvania, Inc.        Pennsylvania        100.00            Financial services
          Triton Insurance Company                                      Missouri            100.00            P-C insurance
          Verochris Corporation                                         Delaware            100.00            Joint venture company
               AMC Aircraft Corp.                                       Delaware            100.00            Aviation
          World Service Life Insurance Company                          Colorado            100.00            Life insurance
Greenwich Street Capital Partners, Inc.                                 Delaware            100.00            Investments
Greenwich Street Investments, Inc.                                      Delaware            100.00            Investments
     Greenwich Street Capital Partners Offshore Holdings, Inc.          Delaware            100.00            Investments
Mirasure Insurance Company, Ltd.                                        Bermuda             100.00            Inactive
Pacific Basin Investments Ltd.                                          Delaware            100.00            Inactive
Primerica Corporation (WY)                                              Wyoming             100.00            Inactive
Primerica, Inc.                                                         Delaware            100.00            Name saver
Smith Barney Corporate Trust Company                                    Delaware            100.00            Trust company
Smith Barney Holdings Inc.                                              Delaware            100.00            Holding company
     Nextco Inc.                                                        Delaware            100.00            Purchasing
     R-H Capital, Inc.                                                  Delaware            100.00            Investments
     R-H Sports Enterprises Inc                                         Georgia             100.00            Sports representation
     SB Cayman Holdings I Inc.                                          Delaware            100.00            Holding company
          Smith Barney Private Trust Company (Cayman) Limited           Cayman Islands       50.00            Trust company
               Greenwich (Cayman) I Limited                             Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) II Limited                            Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) III Limited                           Cayman Islands       50.00            Corporate services
     SB Cayman Holdings II Inc.                                         Delaware            100.00            Holding company
          Smith Barney Private Trust Company (Cayman) Limited           Cayman Islands       50.00            Trust company
               Greenwich (Cayman) I Limited                             Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) II Limited                            Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) III Limited                           Cayman Islands       50.00            Corporate services

                                                                                 % of Voting
                                                                                Securities
                                                         State of            Owned Directly
                                                         Organization        or Indirectly by
                                                         ------------        The Travelers Inc.  Principal Business
                                                                             ------------------   ------------------
SB Cayman Holdings III Inc.                              Delaware                100.00          Holding company
     Smith Barney Credit Services (Cayman) Ltd.          Cayman Islands           50.00          Corporate services
SB Cayman Holdings IV Inc.                               Delaware                100.00          Holding company
     Smith Barney Credit Services (Cayman) Ltd.          Cayman Islands           50.00          Corporate services
Smith Barney (Delaware) Inc.                             Delaware                100.00          Holding company
     1345 Media Corp.                                    Delaware                100.00          Holding company
     Corporate Realty Advisors, Inc.                     Delaware                100.00          Realty trust adviser
     IPO Holdings Inc.                                   Delaware                100.00          Holding company
          Institutional Property Owners, Inc. V          Delaware                100.00          Investments
          Institutional Property Owners, Inc. VI         Delaware                100.00          General partner
     MLA 50 Corporation                                  Delaware                100.00          Limited partner
     MLA GP Corporation                                  Delaware                100.00          General partner
     Smith Barney Acquisition Corporation                Delaware                100.00          Offshore fund adviser
     Smith Barney Acquisition Fund, Inc.                 Cayman Islands          100.00          Commodities fund
     Smith Barney Global Capital Management, Inc.        Delaware                100.00          Investment management
     Smith Barney Realty, Inc.                           Delaware                100.00          Investments
     Smith Barney Risk Investors, Inc.                   Delaware                100.00          Investments
     Smith Barney Venture Corp.                          Delaware                100.00          Investments
Smith Barney (Ireland) Limited                           Ireland                 100.00          Fund management
Smith Barney Asia Inc.                                   Delaware                100.00          Investment banking
Smith Barney Asset Management Group (Asia) Pte. Ltd.     Singapore               100.00          Asset management
Smith Barney Canada Inc.                                 Canada                  100.00          Investment dealer
Smith Barney Capital Services Inc.                       Delaware                100.00          Derivative product transactions
Smith Barney Cayman Islands, Ltd.                        Cayman Islands          100.00          Securities trading
Smith Barney Commercial Corp.                            Delaware                100.00          Commercial credit
Smith Barney Commercial Corporation Asia Limited         Hong Kong                99.00          Commodities trading
Smith Barney Europe Holdings, Ltd.                       United Kingdom          100.00          Holding company
     Smith Barney Europe, Ltd.                           United Kingdom          100.00          Corporate finance
Smith Barney Futures Management Inc.                     Delaware                100.00          Commodities pool operator
     Smith Barney Offshore Fund Ltd.                     Delaware                100.00          Commodity pool

                                                                                            % of Voting
                                                                                            Securities
                                                                       State of          Owned Directly
                                                                       Organization      or Indirectly by
                                                                       ------------     The Travelers Inc.    Principal Business
                                                                                        ------------------    ------------------
     Smith Barney Overview Fund PLC                                    Dublin                 100.00          Commodity fund
Smith Barney Inc.                                                      Delaware               100.00          Broker dealer
     KEB Smith Barney Securities Co., Ltd.                             Korea                   49.00          Broker dealer
     SBHU Life Agency, Inc.                                            Delaware               100.00          Insurance brokerage
          Robinson-Humphrey Insurance Services Inc.                    Georgia                100.00          Insurance brokerage
               Robinson-Humphrey Insurance Services of Alabama, Inc.   Alabama                100.00          Insurance brokerage
          SBHU Life Agency of Arizona, Inc.                            Arizona                100.00          Insurance brokerage
          SBHU Life Agency of Indiana, Inc.                            Indiana                100.00          Insurance brokerage
          SBHU Life Agency of Utah, Inc.                               Utah                   100.00          Insurance brokerage
          SBHU Life Insurance Agency of Massachusetts, Inc.            Massachusetts          100.00          Insurance brokerage
          SBS Insurance Agency of Hawaii, Inc.                         Hawaii                 100.00          Insurance brokerage
          SBS Insurance Agency of Idaho, Inc.                          Idaho                  100.00          Insurance brokerage
          SBS Insurance Agency of Maine, Inc.                          Maine                  100.00          Insurance brokerage
          SBS Insurance Agency of Montana, Inc.                        Montana                100.00          Insurance brokerage
          SBS Insurance Agency of Nevada, Inc.                         Nevada                 100.00          Insurance brokerage
          SBS Insurance Agency of Ohio, Inc.                           Ohio                   100.00          Insurance brokerage
          SBS Insurance Agency of South Dakota, Inc.                   South Dakota           100.00          Insurance brokerage
          SBS Insurance Agency of Wyoming, Inc.                        Wyoming                100.00          Insurance brokerage
          SBS Insurance Brokerage Agency of Arkansas, Inc.             Arkansas               100.00          Insurance brokerage
          SBS Insurance Brokers of Kentucky, Inc.                      Kentucky               100.00          Insurance brokerage
          SBS Insurance Brokers of New Hampshire, Inc.                 New Hampshire          100.00          Insurance brokerage
          SBS Insurance Brokers of North Dakota, Inc.                  North Dakota           100.00          Insurance brokerage
          SBS Life Insurance Agency of Puerto Rico, Inc.               Puerto Rico            100.00          Insurance brokerage
          SLB Insurance Agency of Maryland, Inc.                       Maryland               100.00          Insurance brokerage
          Smith Barney Life Agency Inc.                                Louisiana              100.00          Insurance brokerage
     Smith Barney (Hong Kong) Limited                                  Hong Kong              100.00          Broker dealer
     Smith Barney (Netherlands) Inc.                                   Delaware               100.00          Broker dealer
     Smith Barney International Incorporated                           Oregon                 100.00          Broker dealer
          Smith Barney (Singapore) Pte Ltd                             Singapore              100.00          Commodities
          Smith Barney Pacific Holdings, Inc.                          British Virgin Islands 100.00          Holding company

                                                                                      % of Voting
                                                                                      Securities
                                                                 State of          Owned Directly
                                                                 Organization      or Indirectly by
                                                                 ------------     The Travelers Inc.  Principal Business
                                                                                  ------------------  ------------------
                    Smith Barney (Asia) Limited                  Hong Kong            100.00          Broker dealer
                    Smith Barney (Pacific) Limited               Hong Kong            100.00          Commodities dealer
               Smith Barney Securities Pte Ltd                   Singapore            100.00          Securities brokerage
          Smith Barney Puerto Rico Inc.                          Puerto Rico          100.00          Broker dealer
          The Robinson-Humphrey Company, Inc.                    Delaware             100.00          Broker dealer
     Smith Barney Mortgage Brokers Inc.                          Delaware             100.00          Mortgage brokerage
     Smith Barney Mortgage Capital Corp.                         Delaware             100.00          Mortgage-backed securities
     Smith Barney Mortgage Capital Group, Inc.                   Delaware             100.00          Mortgage trading
     Smith Barney Mutual Funds Management Inc.                   Delaware             100.00          Investment management
          Smith Barney Asset Management Co., Ltd.                Japan                100.00          Investment advisor
          Smith Barney Strategy Advisers Inc.                    Delaware             100.00          Investment management
               E.C. Tactical Management S.A.                     Luxembourg           100.00          Investment management
          Travelers Group Investment Management, LLC             Delaware              50.00          Investment advisor
     Smith Barney Offshore, Inc.                                 Delaware             100.00          Decathlon Fund advisor
          Decathlon Offshore Limited                             Cayman Islands       100.00          Commodity fund
     Smith Barney Securities Investment Consulting Co. Ltd.      Taiwan                99.00          Investment analysis
     Smith Barney Shearson (Chile) Corredora de Seguro Limitada  Chile                100.00          Insurance brokerage
     Structured Mortgage Securities Corporation                  Delaware             100.00          Mortgage-backed securities
     The Travelers Investment Management Company                 Connecticut          100.00          Investment advisor
Smith Barney Private Trust Company                               New York             100.00          Trust company.
Smith Barney Private Trust Company of Florida                    Florida              100.00          Trust company
Tinmet Corporation                                               Delaware             100.00          Inactive
Travelers Group Diversified Distribution Services, Inc.          Delaware             100.00          Alternative marketing
     Travelers Group Exchange, Inc.                              Delaware             100.00          Insurance agency
Travelers Services Inc.                                          Delaware             100.00          Holding company
Tribeca Management Inc.                                          Delaware             100.00          Management services
TRV Employees Investments, Inc.                                  Delaware             100.00          Investments
TRV/RCM Corp.                                                    Delaware             100.00          Inactive
TRV/RCM LP Corp.                                                 Delaware             100.00          Inactive

Item 27.  Number of Contract Owners

Not applicable.


Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)       Tower Square Securities, Inc.
          One Tower Square
          Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following:

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account QP II for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four

(b)         Name and Principal                         Positions and Offices
            Business Address *                         With Underwriter
            ------------------                         ----------------
         Russell H. Johnson                            Chairman of the Board Chief Executive Officer,
                                                            President and Chief Operating officer
         William F. Scully, III                        Member, Board of Directors,
                                                            Senior Vice President, Treasurer
                                                            and Chief Financial Officer
         Cynthia P. Macdonald                          Vice President, Chief Compliance
                                                            Officer, and Assistant Secretary
         Joanne K. Russo                               Member, Board of Directors
                                                            Senior Vice President
         William D. Wilcox                             General Counsel and Secretary
         Kathleen A. McGah                             Assistant Secretary
         Jay S. Benet                                  Member, Board of Directors
         George C. Kokulis                             Member, Board of Directors
         Warren H. May                                 Member, Board of Directors
         Donald R. Munson, Jr.                         Senior Vice President
         Stuart L. Baritz                              Vice President

(b)         Name and Principal                         Positions and Offices
            Business Address *                         With Underwriter
            ------------------                         ----------------
         Michael P. Kiley                              Vice President
         Tracey Kiff-Judson                            Second Vice President
         Robin A. Jones                                Second Vice President
         Whitney F. Burr                               Second Vice President
         Marlene M. Ibsen                              Second Vice President
         John F. Taylor                                Second Vice President
         John J. Williams, Jr.                         Director and Assistant Compliance Officer
         Susan M. Cursio                               Director and Operations Manager
         Dennis D. D'Angelo                            Director
         Thomas P. Tooley                              Director
         Nancy S. Waldrop                              Assistant Treasurer

         * Principal business address: One Tower Square, Hartford, Connecticut 06183

(c)         Not Applicable

Item 30.  Location of Accounts and Records

(1)         The Travelers Life and Annuity Company
            One Tower Square
            Hartford, Connecticut 06183

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on July 31, 1997.

          THE TRAVELERS SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
                                        (Registrant)


                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                        (Depositor)

                         By: *IAN R. STUART
                             ------------------------------------
                             Ian R. Stuart
                             Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 31, 1997.


*MICHAEL A. CARPENTER                                       Director, Chairman of the Board, President
-------------------------------------------                 and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                                               Director
-------------------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                                          Director
-------------------------------------------
(George C. Kokulis

*ROBERT I. LIPP                                             Director
-------------------------------------------
(Robert I. Lipp)

*IAN R. STUART                                              Director, Senior Vice President, Chief
-------------------------------------------                 Financial Officer, Chief Accounting Officer
(Ian R. Stuart)

*KATHERINE M. SULLIVAN                                      Director, Senior Vice President and
-------------------------------------------                 General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                                              Director
-------------------------------------------
(Marc P. Weill)



*By:Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
No.                                        Description                              Method of Filing
-------                                    -----------                              ----------------
      1     Resolution of The Travelers Life and Annuity Company                     Electronically
            Board of Directors authorizing the establishment
            of the Registrant.

      3     Form of Distribution and Management Agreement among                      Electronically
            the Registrant, The Travelers Life and Annuity Company and
            Tower Square Securities, Inc.

   3(b)     Form of Selling Agreement                                                To be filed by
                                                                                     amendment

      4     Form of Variable Annuity Contract.                                       Electronically


   6(a) Charter of The Travelers Life and Annuity Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration
            Statement on Form S-2, File No. 33-58677, filed via
            Edgar on April 18, 1995.)

   6(b) By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration
            Statement on Form S-2, File No. 33-58677, filed via
            Edgar on April 18, 1995.)

      9     Opinion of Counsel as to the legality of securities being                Electronically
            registered by Registrant.

  10(a)     Consent of KPMG Peat Marwick LLP, Independent                            To be filed by
            Certified Public Accountants.                                            amendment

   13       Schedule for Computation of Total Return                                 To be filed by
            Calculations - Standardized and Non-Standardized.                        amendment

  15(a)     Powers of Attorney authorizing Ernest J. Wright or                       Electronically
            Kathleen A. McGah as signatory for Michael A. Carpenter,
            Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
            Stuart, Katherine M. Sullivan and Marc P. Weill.
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